Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3484
warren@chapman.com

May 14, 2025

VIA EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: REX ETF Trust (the “Registrant”), on behalf of its series,
REX COIN Growth & Income ETF, REX MSTR Growth & Income ETF,

REX NVDA Growth & Income ETF and REX TSLA Growth & Income ETF

File Nos. 333-283221; 811-24023

Dear Ms. Hahn:

This letter responds to your additional comments provided on May 12, 2025, regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 14, 2024, amended on February 19, 2025, and amended again on April 14, 2025, on behalf of REX COIN Growth & Income ETF, REX MSTR Growth & Income ETF, REX NVDA Growth & Income ETF and REX TSLA Growth & Income ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – General

The Staff reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement.

Comment 2 – Principal Investment Strategies

Please supplementally confirm to the Staff that each Fund will employ a covered call strategy, particularly since each Fund will now have leveraged exposure to its underlying reference security.

Response to Comment 2

The Registrant confirms each Fund’s portfolio will consist of leveraged long exposure to the respective underlying reference security and each Fund will also employ a covered call writing strategy, whereby call options will be sold against the leveraged portion of the strategy which allows each Fund to generate income. Please refer to the Registrant’s responses to Comment 5 and Comment 6 below for additional information.

Comment 3 – Principal Investment Strategies

Please supplementally confirm to the Staff if each Fund intends to invest in more than 45% of its net asset value in the underlying reference security directly.

Response to Comment 3

The Registrant confirms that each Fund’s direct investments in its underlying reference security will be below the 45% threshold previously detailed by the Staff.

Comment 4 – Principal Investment Strategies

Please supplementally confirm to the Staff that each Fund’s 80% investment policy remains accurate, specifically with respect to “income-producing investments.”

Response to Comment 4

The Registrant confirms each Fund’s 80% investment policy is accurate.

Comment 5 – Principal Investment Strategies

Please supplementally confirm to the Staff that each Fund’s written options will be fully covered.

Response to Comment 5

The Registrant confirms each Fund’s written call options will be fully covered, such that the notional amount of the underlying reference security exposure (from its direct holdings, options contracts, and/or swap agreements) will be at least equal to the notional amount of the underlying reference security which underlies the written call options. The Registrant notes REX Advisers, LLC, each Fund’s investment adviser (the “Adviser”), has designed each Fund to maintain this coverage and ongoing portfolio management ensures that the coverage will be maintained as market conditions and exposures change. Please refer to the Registrant’s response to Comment 6 below for additional information.

Comment 6 – Principal Investment Strategies

Please supplementally confirm to the Staff that each Fund’s call writing strategy will not have the effect of reducing the stated exposure to the respective underlying reference security.

Response to Comment 6

The Registrant notes the Adviser will utilize a covered call writing strategy, which involves selling call options on the respective underlying reference security while simultaneously holding a corresponding long position in that security. The Adviser will carefully consider the delta of the options contracts when implementing this strategy, such that the delta of the deep in-the-money call options contract (or combination of the purchased and sold at-the-money call and put options contracts) produces a targeted leverage amount between 105% and 150% of the Fund’s NAV. The delta represents the sensitivity of the option’s price to changes in the price of the underlying security and, in this context, is used to manage the Fund’s overall exposure to the underlying reference security.

The call writing strategy is not intended to reduce each Fund’s stated exposure to the underlying reference security. Rather, the strategy is designed to generate additional income through the premiums received from selling call options, while maintaining each Fund’s targeted exposure. Each Fund will continue to maintain its stated exposure to the underlying reference security within the range of 105% to 150% of the notional exposure for a single day. The Adviser will actively manage the portfolio to ensure that each Fund’s exposure remains within this range, taking into account the impact of the call options’ deltas. Therefore, the call writing strategy is implemented in a way that preserves each Fund’s intended exposure to the underlying reference security, and the Adviser does not anticipate that this strategy will have the effect of reducing such exposure.

Comment 7 – Principal Investment Strategies

The Staff notes the disclosure states, “Fund shareholders will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to COIN.” Please supplementally confirm to the Staff that Fund shareholders will not have the right to receive dividends, even if the Fund directly holds shares of COIN.

Response to Comment 7

The Registrant confirms that the Funds will have their own distribution frequency unrelated to the underlying reference securities distribution and/or dividend payment schedule. As such, the Registrant believes it is important to convey the risks associated with shareholders not having the right to receive dividends with respect to the underlying reference securities.

Comment 8 – Principal Investment Strategies

Please update the date and aggregate market value of the voting and non-voting stock held by non-affiliates of each underlying reference security.

Response to Comment 8

The Registrant confirms the disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Risks

With respect to the “Coinbase Global, Inc. Regulatory Risk,” please revise the risk factor in light of recent updates.

Response to Comment 9

The Registrant confirms the “Coinbase Global, Inc. Regulatory Risk” has been removed from the Registration Statement.

Comment 10 – Principal Risks

The Staff notes the “Indirect Investment Risk” states, “Investing in the Fund is not equivalent to investing in COIN. Fund shareholders will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to COIN.” Please supplementally confirm to the Staff the accuracy of this statement.

Response to Comment 10

The Registrant confirms the above-referenced disclosure is accurate.

Comment 11 – Principal Risks

The Staff notes the first sentence of the “Compounding Risk” states, “The Fund has a single day investment objective, and the Fund’s performance for any other period is the result of its return for each day compounded over the period.” Please revise this sentence for accuracy and clarify the Fund’s primary investment objective.

Response to Comment 11

The Registrant has revised the beginning of the “Compounding Risk” as follows:

“While the Fund’s primary investment objective is to pay weekly distributions, the Fund’s secondary investment objective is to seek daily investment results, before fees and expenses, between 105% and 150% the daily percentage change of the common stock of COIN. Therefore, the performance of the Fund for periods longer than a single day will very likely differ in amount, and possibly even direction, from the targeted daily leveraged return of COIN for the same period.”

Comment 12 – Principal Risks

With respect to the “Counterparty Risk,” please clarify that increased volatility in the underlying reference security may lead counterparties to tighten up position limits or place other restrictions that could prevent each Fund from achieving its investment strategy.

Response to Comment 12

The Registrant has added the following disclosure to the “Counterparty Risk”:

“Additionally, increased volatility in a single security may lead clearing members to lower position limits or place other restrictions that could prevent the Fund from achieving its investment strategy.”

Comment 13 – Principal Risks

With respect to the “Debt Securities Risk,” please clarify if debt securities are tied to each Fund’s investment strategy.

Response to Comment 13

The Registrant confirms the “Debt Securities Risk” ties to the portion of each Fund’s investment strategy which includes short-term U.S. government securities or money market funds, which are used for collateral for the options contracts and/or swap agreements and to generate additional income to such Fund. The following disclosure has been added as the first sentence of the “Debt Securities Risk”:

“The Fund will invest in various types of debt securities, which may be used for collateral for the Fund’s options contracts and/or swap agreements and may be used to generate additional income.”

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Robert Rokose, President and Chief Financial Officer, REX Advisers, LLC